UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs the intention of BNDES to evaluate the sale of its common shares

—

Rio de Janeiro, December 13, 2019 – Petróleo Brasileiro S.A. – Petrobras informs that it has received correspondence from Banco Nacional de Desenvolvimento Econômico e Social ("BNDES"), in which it communicates the intention to evaluate the sale up to the totality of common shares issued by Petrobras in its ownership, through a secondary public offering of shares with broad distribution efforts in Brazil and abroad in accordance with applicable registration exemptions ("Transaction").

The BNDES approved the beginning of a selection process for hiring advisors for the Transaction. In addition, BNDES has also started studies to detail its terms and conditions, including the amount of shares issued by the company subject to the Transaction and its schedule, which will be timely defined and communicated to Petrobras.

Thus, the BNDES requests the cooperation of the company and its executives, in order to implement the Transaction, including the availability of information and documents necessary for the completion of the Transaction, pursuant to article 47 of Instruction 400/2003 of the Brazilian Securities and Exchange Commission.

As of November 30, 2019, BNDES held 734,202,699 Petrobras common shares, representing approximately 10% of the total common shares issued by the company.

This communication must not be considered as an offering announcement.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer